UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On April 5 2019, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) Notice of Annual and Special Meeting of Shareholders, (ii) Management Information Circular in respect of Annual and Special Meeting, (iii) Form of Proxy, and (iv) News Release announcing the filing of Proxy Materials in respect of the Meeting

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                  Exhibit 99.1 — Notice of Annual and Special Meeting of Shareholders;

•                  Exhibit 99.2 — Management Information Circular in respect of Annual and Special Meeting

•                  Exhibit 99.3 — Form of Proxy

•                  Exhibit 99.4 — News Release announcing the filing of Proxy Materials in respect of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel

Date: April 8, 2019

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders

99.2	Management Information Circular in respect of Annual and Special Meeting

99.3	Form of Proxy

99.4	News Release announcing the filing of Proxy Materials in respect of the Meeting